SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            AMENDMENT NO. 1 TO
                     RULE 13e-1 TRANSACTION STATEMENT
                    Pursuant to Section 13(e)(1) of the
                      Securities Exchange Act of 1934

                   OXFORD RESIDENTIAL PROPERTIES I, L.P.
                             (Name of issuer)

                              ASSIGNEE UNITS
                      (Title of Class of Securities)

                              NOT APPLICABLE
                   (CUSIP Number of Class of Securities)

                              Marc B. Abrams
                           7200 Wisconsin Avenue
                                Suite 1100
                         Bethesda, Maryland  20814
                              (301) 654-3100

(Name, Address and Telephone Number of Person Authorized  to
Receive  Notices  and  Communications  on  Behalf   of   the
Person(s) Filing Statement)

                                Copies to:

                          Robert B. Robbins, Esq.
                      Shaw Pittman Potts & Trowbridge
                            2300 N Street, N.W.
                          Washington, D.C.  20037
                              (202) 663-8136


                         CALCULATION OF FILING FEE

                                        AMOUNT OF
TRANSACTION VALUATION                   FILING FEE
----------------------                  ------------
$54,000 <F1>                            $10.80 <F2>

<F1>   As  purchases  will  be  privately  negotiated,   the
  transaction valuation represents the Partnership's estimate of the maximum amount of consideration that may be paid for any Units that may be offered to the Partnership for purchase. Solely for purposes of this fee calculation, the Partnership estimates that it may purchase up to 120 Units at an average price of $450 per Unit. The Partnership will amend this Transaction Statement in the event the aggregate consideration that is actually paid by the Partnership exceeds $54,000.

<F2>   Pursuant to  Rule 0-11(b), the fee is 1/50 of  1%  of
the value of the securities proposed to be acquired by the issuer.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


  Amount Previously Paid:       $2.13

  Form or Registration No.:     SC 13E1

  Filing  Party:                Oxford Residential Properties  I
                                Limited Partnership

  Date Filed:                   August 26, 1998

      (1) This Rule 13e-1 Transaction Statement relates to the proposed purchase or redemption (the "13e-1 Purchases") by Oxford Residential Properties I Limited Partnership (the "Partnership") of Assignee Units of the Partnership (the "Units"), during the pendency of the tender offer dated July 28, 1998, as amended, filed by MacKenzie Patterson Special Fund, L.P., MacKenzie Specified Income Fund, L.P., MacKenzie Fund VI, L.P., Previously Owned Partnerships Income Fund II, L.P., MP Income Fund 12, LLC, MP Income Fund 14, LLC, Cal-Kan, Inc., Moraga Gold, LLC, and Steven Gold (the "Purchaser"), to purchase up to 2,430 Units at a price of $425 per
      Unit) (the "Offer").

      Any such purchases or redemptions will be made solely in private transactions, and only upon the Partnership's receipt of an offer to sell Units to the Partnership by a Unit Holder. The Units are not traded on a securities exchange. The Partnership currently estimates that, during the pendency of the Offer, it will purchase or redeem not more than 120 Units.

      (2) The 13e-1 Purchases are being made in view of the belief of the Partnership's Managing General Partner that the 13e-1 Purchases will provide Unit holders who desire to obtain liquidity for their investment in the Partnership with an opportunity to sell all or a portion of their investment in the
      Partnership, and based on the Managing General Partner's belief that purchase of the Units at prices approved by the Managing General Partner will result in long-term benefits to the remaining Unit Holders.

      Units acquired pursuant to Rule 13e-1 Purchases will be retired.

      (3) The Partnership anticipates that the aggregate consideration for the 13e-1 Purchases will not exceed
      $54,000, which the Partnership will fund from its working capital.



                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 16, 1998


                                   OXFORD RESIDENTIAL
                                   PROPERTIES I LIMITED
                                   PARTNERSHIP


                                   By:  Oxford Residential
                                        Properties I
                                        Corporation
                                        Managing General
                                        Partner



                                   By: /S/ MARC B. ABRAMS
                                      -----------------------
                                      Marc B. Abrams
                                      Senior Vice President